

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DC
No Act
P.E. 12-21-06

January 4, 2007

Charles F. Hildebrand
Associate General Counsel and
Assistant Secretary
United Technologies Corporation
United Technologies Building
Hartford, CT 06101

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1/4/2007

Re: United Technologies Corporation

Dear Mr. Hildebrand:

This is in regard to your letter dated December 21, 2006 concerning the shareholder proposal submitted by The Marianist Province of the United States and the Providence Trust for inclusion in United Technologies' proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponents have withdrawn the proposal, and that United Technologies therefore withdraws its December 4, 2006 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.





Sincerely,

Tamara M. Brightwell

Tamara M. Brightwell
Special Counsel

cc: Bro. Steven P. O'Neil, SM
Shareholder Action Coordinator
The Marianist Province of the United States
Marianist Community
144 Beach 111th Street
Rockaway Park, NY 11694

Sr. Madonna Sangalli, CDP
Trustee Administrator
Providence Trust
515 SW 24th Street
San Antonio, TX 78207-4619

161 829

United Technologies Corporation
United Technologies Building
Hartford, Connecticut 06101
(860) 728-7000


United
Technologies

December 4, 2006

VIA COURIER

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
100 F Street N.E.
Washington, D.C. 20549

Re: United Technologies Corporation -- Securities Exchange Act of 1934; Rule 14a-8(j)

Ladies and Gentlemen:

This letter is submitted on behalf of United Technologies Corporation, a Delaware corporation ("UTC"), pursuant to Rule 14a-8(j) under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), to notify the Securities and Exchange Commission (the "Commission") of UTC's intent to exclude from its proxy materials for its 2007 Annual Meeting of Shareholders (the "Annual Meeting") a shareholder proposal received on November 8, 2006 from The Marianist Province of the United States (the "Second Proposal"). UTC received, on the same date, a separate letter from Providence Trust submitting the same proposal and indicating that Providence Trust wishes to co-sponsor the Second Proposal with The Marianists (The Marianists and Providence Trust are collectively referred to herein as the "Proponents").

UTC intends to exclude the Second Proposal pursuant to Exchange Act Rule 14a-8(i)(11) on the grounds that it is substantially duplicative of a shareholder proposal received on October 17, 2006 from the AFL-CIO Reserve Fund (the "First Proposal"), which UTC intends to include in its proxy materials for the Annual Meeting.

This letter sets forth the reasons for UTC's belief that it may omit the Second Proposal from its proxy statement and form of proxy (collectively, the "Proxy Materials") relating to the Annual Meeting pursuant to Rule 14a-8(i)(11). UTC requests confirmation that the staff of the Division of Corporate Finance (the "Staff") will not recommend enforcement action to the Commission if UTC excludes the Second Proposal from its Proxy Materials.

Pursuant to Exchange Act Rule 14a-8(j)(2), enclosed are six (6) copies of this letter, including the exhibits. By copy of this letter, UTC is notifying the Proponents of its intention to omit the Second Proposal from the Proxy Materials.

I. The Proposals

The First Proposal provides as follows:

"Resolved, that shareholders of United Technologies Corporation ("UTC" or the "Company") urge the board of directors to adopt a policy that UTC shareholders be given the opportunity at each annual meeting of shareholders to vote on an advisory resolution, to be proposed by the Company's management, to ratify the compensation of the named executive officers ("NEOs") set forth in the proxy statement's Summary Compensation Table (the "SCT") and the accompanying narrative disclosure of material factors provided to understand the SCT. The proposal submitted to shareholders should make clear that the vote is non-binding and would not affect any compensation paid or awarded to any NEO."

A copy of the First Proposal and its supporting statement is attached as Exhibit A.

The Second Proposal, using language almost identical to that of the First Proposal, provides as follows:

"RESOLVED. that shareholders of United Technologies Corporation urge the board of directors to adopt a policy that company shareholders be given the opportunity at each annual meeting of shareholders to vote on an advisory resolution, to be proposed by United Technologies Corporation's management, to ratify the compensation of the named executive officers ("NEOs") set forth in the proxy statement's Summary Compensation Table (the "SCT") and the accompanying narrative disclosure of material factors provided to understand the SCT (but not the Compensation Discussion and Analysis). The proposal submitted to shareholders should make clear that the vote is non-binding and would not affect any compensation paid or awarded to any NEO."

A copy of the Second Proposal and its supporting statement is attached as Exhibit B.

II. Discussion

UTC respectfully requests the Staff's concurrence that the Second Proposal may be excluded from UTC's Proxy Materials pursuant to Rule 14a-8(i)(11) on the grounds that it "substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting."

The Commission has stated that "[t]he purpose of [Rule 14a-8(i)(11)] is to eliminate the possibility of shareholders having to consider two or more substantially identical proposals submitted by proponents acting independently of each other." See Exchange Act Release No. 34-12999 (November 22, 1976). The Staff has confirmed that Rule 14a-8(i)(11) does not require that a proposal be identical to a previously submitted proposal in order for it to be excluded. Instead, in determining whether proposals may be excluded under Rule 14a-8(i)(11), the Staff has focused on whether a later proposal conveys the same principal thrust or focus as a previously submitted proposal. See Pacific Gas & Electric Company (February 1, 1993).

The Staff has agreed in a number of instances that a proposal involving the same principal thrust as an earlier proposal may be excluded under Rule 14a-8(i)(11) despite the fact that there are differences in the scope or terms of the proposals. For example, in a no action letter issued to Abbott Laboratories (February 4, 2004), the Staff agreed that a "Commonsense Executive Compensation" proposal urging the use of performance and time-restricted equity compensation as well as a range of additional limitations on executive compensation may be excluded as substantially duplicative of a narrower prior proposal urging a prohibition on executive options. See also Constellation Energy Group, Inc. (February 19, 2004) (proposal requesting performance and time-based restricted stock grants for senior executives in lieu of stock options may be excluded as substantially duplicative of a broader prior proposal requesting a range of limitations on executive compensation and the use of other forms of long-term equity compensation).

In addition, the Staff has agreed that proposals may be excluded pursuant to Rule 14a-8(i)(11) where the later-received proposal advocates a different method of addressing the same issue. See e.g. Sara Lee Corporation (August 18, 2006) (proposal urging a charter or bylaw provision requiring an independent chairman may be excluded as substantially duplicative of an earlier proposal requesting a board policy providing for an independent chairman), and Qwest Communications International Inc. (March 8, 2006) (precatory proposal recommending changes to company's governance documents to require election of directors by majority vote can be excluded as substantially duplicative of earlier binding shareholder proposal to amend bylaws to provide for election of directors by majority vote).

In a recent no-action letter presenting a situation that is directly analogous to that faced by UTC, the Staff concurred with Occidental Petroleum Company's request to exclude the second of two proposals that contained virtually identical wording with only minor differences in the shareholder resolutions and supporting statements. See Occidental Petroleum Company (February 2, 2006) (both proposals urged an amendment to the company's articles of incorporation to provide for the election of directors by affirmative vote of the majority of votes cast).

In light of the Staff's past interpretations of Rule 14a-8(i)(11), the Second Proposal received by UTC is clearly substantially duplicative of the First Proposal. The Second Proposal is almost identical to the First Proposal and contains only insignificant differences in wording. The resolution contained in the Second Proposal refers to UTC as "the company" rather than as "UTC"; the resolution specifically excludes the Compensation Discussion and Analysis from the matters subject to the advisory vote; and the supporting statement includes an additional closing paragraph. But the principal thrust and purpose of both proposals is the same: to seek Board adoption of a policy requiring a non-binding annual shareholder vote on the compensation of the named executive officers set forth in the summary compensation table. The supporting statements also put forth the same argument that shareholders need an additional means of communicating their views on such compensation.

Consistent with the stated purpose of Rule 14a-8(i)(11), if UTC were required to include both the First Proposal and the Second Proposal in its Proxy Materials, shareholders could well be confused by the duplicative nature of the proposals. In fact, there is no proper purpose or logical basis for submitting two substantially identical proposals to a vote of shareholders. If a majority of votes were cast in favor of one but not both proposals, UTC's Board of Directors would be left with conflicting results and no clear understanding of the shareholders' intent with respect to the proposed advisory vote.

III. Conclusion

For the foregoing reasons, and consistent with the Staff's prior interpretations of Rule 14a-8(i)(11), UTC respectfully submits that the Second Proposal may be excluded as substantially duplicative of the First Proposal that UTC intends to include in its 2007 Proxy Materials. UTC requests the concurrence of the Staff that UTC may exclude the Second Proposal from its Proxy Materials.

UTC expects to file its definitive Proxy Materials on or about February 23, 2007. Accordingly, we would appreciate receiving the Staff's response no later than February 8, 2007. If the Staff should have any questions regarding this request or require additional information, please contact the undersigned at (860) 728 7836 or fax (860) 660 0245.

Very truly yours,



Charles F. Hildebrand
Associate General Counsel
and Assistant Secretary

Copies by courier and fax to:

Brother Steven P. O'Neil, SM
Shareholder Action Coordinator
The Marianist Province of the United States
144 Beach 111th Street
Rockaway Park, NY 11694
Tel: 917 561 2325
Fax: 315 220 6486

Sister Madonna Sangalli, CDP
Trustee Administrator
Providence Trust
515 SW 24th Street
San Antonio, TX 78207-4619
Tel: 210 434 1866
Fax: 210 431 9965

Exhibit A

Shareholder Proposal

Resolved, that shareholders of United Technologies Corporation ("UTC" or the "Company") urge the board of directors to adopt a policy that UTC shareholders be given the opportunity at each annual meeting of shareholders to vote on an advisory resolution, to be proposed by the Company's management, to ratify the compensation of the named executive officers ("NEOs") set forth in the proxy statement's Summary Compensation Table (the "SCT") and the accompanying narrative disclosure of material factors provided to understand the SCT. The proposal submitted to shareholders should make clear that the vote is non-binding and would not affect any compensation paid or awarded to any NEO.

Supporting Statement
Investors are increasingly concerned about mushrooming executive compensation which sometimes appears to be insufficiently aligned with the creation of shareholder value. Additionally, recent media attention to questionable dating of stock options grants by companies has raised related investor concerns.

The SEC has created a new rule, with record support from investors, requiring companies to disclose additional information about compensation and perquisites for top executives. The rule goes into effect this year. In establishing the rule the SEC has made it clear that it is the role of market forces, not the SEC, to provide checks and balances on compensation practices.

We believe that existing U.S. corporate governance arrangements, including SEC rules and stock exchange listing standards, do not provide shareholders with enough mechanisms for providing input to boards on senior executive compensation. In contrast to U.S. practices, in the United Kingdom, public companies allow shareholders to cast an advisory vote on the "directors' remuneration report," which discloses executive compensation. Such a vote isn't binding, but gives shareholders a clear voice that could help shape senior executive compensation.

Currently U.S. stock exchange listing standards require shareholder approval of equity-based compensation plans; those plans, however, set general parameters and accord the compensation committee substantial discretion in making awards and establishing performance thresholds for a particular year. Shareholders do not have any mechanism for providing ongoing feedback on the application of those general standards to individual pay packages. (See Lucian Bebchuk & Jesse Fried, Pay Without Performance
49 (2004))

Similarly, performance criteria submitted for shareholder approval to allow a company to deduct compensation in excess of $1 million are broad and do not constrain compensation committees in setting performance targets for particular senior executives. Withholding votes from compensation committee members who are standing for reelection is a blunt and insufficient instrument for registering dissatisfaction with the way in which the committee has administered compensation plans and policies in the previous year.

Exhibit B

Advisory Vote on Executive Compensation

RESOLVED, that shareholders of United Technologies Corporation urge the board of directors to adopt a policy that company shareholders be given the opportunity at each annual meeting of shareholders to vote on an advisory resolution, to be proposed by United Technologies Corporation's management, to ratify the compensation of the named executive officers ("NEOs") set forth in the proxy statement's Summary Compensation Table (the "SCT") and the accompanying narrative disclosure of material factors provided to understand the SCT (but not the Compensation Discussion and Analysis). The proposal submitted to shareholders should make clear that the vote is non-binding and would not affect any compensation paid or awarded to any NEO.

SUPPORTING STATEMENT

Investors are increasingly concerned about mushrooming executive compensation which sometimes appears to be insufficiently aligned with the creation of shareholder value. Media and government focus on back dating of stock options has increased investor concern. This proposed reform can help rebuild investor confidence.

The SEC has created a new rule, with record support from investors, requiring companies to disclose additional information about compensation and perquisites for top executives. The rule goes into effect this year. In establishing the rule the SEC has made it clear that it is the role of market forces, not the SEC, to provide checks and balances on compensation practices.

We believe that existing U.S. corporate governance arrangements, including SEC rules and stock exchange listing standards, do not provide shareholders with enough mechanisms for providing input to boards on senior executive compensation. In contrast to U.S. practices, in the United Kingdom, public companies allow shareholders to cast an advisory vote on the 'directors' remuneration report," which discloses executive compensation. Such a vote isn't binding, but gives shareholders a clear voice that could help shape senior executive compensation.

Currently U.S. stock exchange listing standards require shareholder approval of equity-based compensation plans; those plans, however, set general parameters and accord the compensation committee substantial discretion in making awards and establishing performance thresholds for a particular year. Shareholders do not have any mechanism for providing ongoing feedback on the application of those general standards to individual pay packages. (See Lucian Bebchuk & Jesse Fried, Pay Without Performance 49 (2004))

Similarly, performance criteria submitted for shareholder approval to allow a company to deduct compensation in excess of $1 million are broad and do not constrain compensation committees in setting performance targets for particular senior executives. Withholding votes from compensation committee members who are standing for reelection is a blunt and insufficient instrument for registering dissatisfaction with the way in which the committee has administered compensation plans and policies in the previous year.

Accordingly, we urge the board to allow shareholders to express their opinion about senior executive compensation at United Technologies Corporation by establishing an annual referendum process. The results of such a vote would, we think, provide the board and management with useful information about whether shareholders view the company's senior executive compensation, as reported each year, are in shareholders' best interests.

United Technologies Corporation
United Technologies Building
Hartford, Connecticut 06101
(860) 728-7000


United
Technologies

VIA COURIER

December 21, 2006

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: Withdrawal of No Action Request Submitted Under Rule 14a-8(j)

Ladies and Gentlemen:

By letter dated December 4, 2006, United Technologies Corporation ("UTC") submitted a no action request under Rule 14a-8(j) concerning a shareowner proposal submitted by The Marianists Province of the United States and co-sponsored by Providence Trust (the "Proponents").

UTC later received a letter from Brother Steven P. O'Neil, SM confirming the agreement of both the Proponents to withdraw the proposal. A copy of Brother O'Neil's December 7, 2006 letter is included with this submission as Exhibit A.

Based on the Proponents' withdrawal of the proposal, UTC withdraws its no action request dated December 4, 2006 previously submitted under Rule 14a-8(j).

By copy of this transmission, UTC is notifying the Proponents that UTC has received their letter dated December 7, 2006 and accordingly withdraws its no action request.

If the Staff has questions regarding this matter or requires additional information, please contact the undersigned at telephone (860) 728-7896 or facsimile (860-660-0245.

Sincerely,

Charles F. Hildebrand

Enclosure

cc: Brother Steven P. O'Neil, SM
Shareholder Action Coordinator
The Marianist Province of the United States
144 Beach 111th Street
Rockaway Park, NY 11694
Tel: 917 561 2325
Fax: 315 220 6486

Sister Madonna Sangalli, CDP
Trustee Administrator
Providence Trust
515 SW 24th Street
San Antonio, TX 78207-4619
Tel: 210 434 1866
Fax: 210 431 9965

UTCL1 - 87127



The Marianists
Province of the United States

7 December 2006

Charles F. Hildebrand
Associate General Counsel and Assistant Secretary
United Technologies Corporation
One Financial Plaza
Hartford, CT 06103

RE: Shareholder Proposal for 2007 Annual Shareholder Meeting

Dear Mr. Hildebrand,

Thank you for the email and FAX regarding our proposal. I talked with Sr. Sangalli and we have agreed to your proposal of including the earlier AFL-CIO proposal in the proxy statement and use of the language "and others" in the text of the proxy to indicate multiple proponents for the said proposal. We will hereby withdraw our proposal.

Sincerely,

Bro. Steven P. O'Neil, SM

Bro. Steven P. O'Neil, SM
Shareholder Action Coordinator

Cc: Bro. Robert Metzger, Sr. Madonna Sangalli, CDP, Gary Brouse, ICCR